Exhibit 21

SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

All such subsidiaries are wholly owned by Casey’s General Stores, Inc. or another subsidiary thereof and do business under the above names. Stores operated by Casey’s Marketing Company do business under the name “Casey’s General Stores.”